

1500 NORTH MANTUA STREET
KENT, OHIO 44240
330.673.9511

Notice of 2007 Annual Meeting and Proxy Statement

R. Douglas Cowan
Chairman of the Board

Karl J. Warnke
President and
  Chief Executive Officer

April 16, 2007

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders to be held at The Davey Institute, 1500 North Mantua Street, Kent, Ohio, at 5:00 p.m. on Tuesday, May 15, 2007. We hope you will be able to attend.

At the Annual Meeting, we will report on our operations, entertain any discussion, vote on the matters identified in the Proxy Statement, and consider other business matters properly brought before the meeting.

The Notice of Annual Meeting of Shareholders and the Proxy Statement describe the matters to be acted upon at the meeting. Regardless of the number of shares you own, your vote on these matters is important. Whether or not you plan to attend the meeting, we urge you to mark your choices on the enclosed proxy card and sign and return it in the envelope provided. If you later decide to vote in person at the meeting, you will have an opportunity to revoke your proxy and vote by ballot.

We look forward to seeing you at the meeting.

Sincerely,

R. DOUGLAS COWAN
Chairman of the Board

KARL J. WARNKE
President and
Chief Executive Officer

THE DAVEY TREE EXPERT COMPANY

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of The Davey Tree Expert Company will be held at The Davey Institute, 1500 North Mantua Street, Kent, Ohio, at 5:00 p.m. on Tuesday, May 15, 2007. The purpose of the meeting is:

1. To elect directors to the class whose term expires in 2010.

2. To hear reports and to transact any other business that may properly come before the meeting.

Shareholders of record at the close of business on March 31, 2007 are entitled to notice of and to vote at the meeting.

For the Board of Directors,



DAVID E. ADANTE
Secretary

April 16, 2007

THE DAVEY TREE EXPERT COMPANY

PROXY STATEMENT

The Board of Directors of The Davey Tree Expert Company requests your proxy for use at the Annual Meeting of Shareholders to be held on May 15, 2007, and at any adjournments of that meeting. This Proxy Statement is to inform you about the matters to be acted upon at the meeting.

If you attend the meeting, you can vote your shares by ballot. If you do not attend, your shares can still be voted at the meeting if you sign and return the enclosed proxy card. Shares represented by a properly signed proxy card will be voted in accordance with the choices marked on the card. If no choices are marked, the shares will be voted to elect as directors the nominees listed on page one. You may revoke your proxy before it is voted by submitting another proxy card with a later date or by giving notice to us in writing or orally at the meeting.

This Proxy Statement and the enclosed proxy card are being mailed to our shareholders on or about April 16, 2007. Our executive offices are located at 1500 North Mantua Street, Kent, Ohio 44240. Our telephone number is (330) 673-9511.

ELECTION OF DIRECTORS

Our Board of Directors is now composed of eight directors and two vacancies, as described below, with two directors and two vacancies in the class whose terms expire in 2007, three directors in the class whose terms expire in 2008, and three directors in the class whose terms expire in 2009. Provided our shareholders vote to elect the nominees named in this proxy statement, two vacancies in the class whose terms will expire in 2010 will continue to exist on the Board of Directors after the 2007 Annual Meeting of Shareholders. Each of our directors serves for a term of three years and until a successor is elected.

Nominees for election as directors for the term expiring in 2010, as well as present directors, whose term will continue after the meeting, appear below. THE BOARD OF DIRECTORS RECOMMENDS YOU VOTE **FOR** THE NOMINEES LISTED.



After 18 years of distinguished service, Mr. R. Cary Blair has decided not to stand for re-election to the Board of Directors. We appreciate Mr. Blair's many years of service as Compensation Committee Chairman and thank him for his wisdom and guidance during his long tenure.

Nominees for Directors Whose Terms Expire in 2010



William J. Ginn, age 55, has been the Director of Global Forest Partnership with The Nature Conservancy, an international nonprofit conservation organization, since 2005. Prior to that and since 1996, he held various positions with The Nature Conservancy, including Director of the Forest Conservation Strategies Program, Manager of Division Conservation Programs-NEC, and Senior Advisor of the Asia Pacific Region. Before joining The Nature Conservancy, Mr. Ginn developed one of the first major U.S. companies in the organic recycling area, which was later sold to a Fortune 500 solid waste company. He has also taught courses in economics and environment as a visiting faculty at the College of the Atlantic.



Douglas K. Hall, age 55, has been a director of the Company since 1998. He has been President and Chief Executive Officer of MDA Federal, Inc. (formerly Earth Satellite Corporation), a subsidiary of MDA Corp., a provider of remote sensing utilizing geographic information systems (GIS) since 1999. Prior to joining MDA Federal, he was Vice President and Chief Operations Officer of The Nature Conservancy, an international nonprofit conservation organization, from 1996 to 1999. From 1993 to 1996, he served as Assistant Secretary for Oceans and Atmosphere and Deputy Administrator of the National Oceanic and Atmospheric Administration (NOAA) in the U.S. Department of Commerce.

Present Directors Whose Terms Expire in 2008



Dr. Carol A. Cartwright, age 65, has been a director of the Company since 2002. She is President Emeritus of Kent State University and has been since her retirement in 2006, where she had been the President since 1991. Previously, she was Vice Chancellor for Academic Affairs at the University of California at Davis and Dean for Undergraduate Programs and Vice Provost at The Pennsylvania State University. Dr. Cartwright serves on the board of directors of KeyCorp, a financial institution, PolyOne Corporation, a provider of polymer products, and FirstEnergy Corp., an electric utility. She also serves on the board of directors of the Knight Commission on Intercollegiate Athletics, the National Public Radio Board, and the First Ladies Library in Washington, D.C.



R. Douglas Cowan, age 66, has been a director of the Company since 1982 and Chairman of the Board since 1997. He was Chief Executive Officer from 1988 and until December 31, 2006. Mr. Cowan is a member of the Board of Trustees of Kent State University, appointed by Governor Bob Taft in 1999. He is also a director of The J.M. Smucker Company, a manufacturer and marketer of food products, and of two privately-held companies in northeast Ohio.



J. Dawson Cunningham, age 60, has been a director of the Company since 2005. He was Executive Vice President and Chief Financial Officer of Roadway Corporation, an over-the-road truck transport operation, from 1998 and until his retirement in 2003. Prior to that, he held various positions as an officer of Roadway beginning in 1986. Mr. Cunningham previously served as Co-Chairman of the Board of Trustees, New York State Teamsters Council Health & Hospital Fund and Conference Pension & Retirement Fund, having served as a trustee since 1992, and was a trustee of the New England Teamster and Trucking Industry Pension Fund from 1996 until January 2007. He is a member of the Board of Trustees of Akron General Health System, serving as Chairman from 1998 to 2003. He is a past member of the board of directors of the American Red Cross and Junior Achievement.

Present Directors Whose Terms Expire in 2009



William L. Phipps, age 56, has been a director of the Company since 2006. He had been President and CEO of The White Rubber Corporation, a manufacturer of personal protective equipment and live-line tools for the electric utility industry, since 2002 and until his retirement in 2006. Prior to that he held other positions with The White Rubber Corporation. He is a board member of Morgan Bank N.A., a financial institution headquartered in Hudson, Ohio, and on the board of the Miami (OH) University Business School.



Robert A. Stefanko, age 64, has been a director of the Company since 2003. He was a member of A. Schulman, Inc.'s Board of Directors since 1980, Executive Vice President - Finance and Administration since 1989 and Chairman of the Board since 1991 and until his retirement in 2006. Mr. Stefanko is a director of Omnova Solutions, a producer of functional surfaces, emulsion polymers, and specialty chemicals, and also serves on the boards of Akron General Health System and Leadership Akron. He also served on the board of the Akron Community Foundation, United Way of Summit County and Akron General Development Foundation.



Karl J. Warnke, age 55, has been a director of the Company since 2000. He was President and Chief Operating Officer of the Company from 1999 through December 31, 2006, and has been President and Chief Executive Officer since January 1, 2007. Prior to that, Mr. Warnke was Executive Vice President of the Company since 1993 and was Vice President and General Manager, Utility Services, since 1988. Mr. Warnke is a member of the Conference Board's Executive Council for Mid-Cap Companies, the Greater Akron Chamber Board of Directors and a member of the Board of Trustees of the Ohio Chapter of The Nature Conservancy.

CORPORATE GOVERNANCE

Independence

The following directors and nominees for directors have been identified as being independent in accordance with Regulation S-K, Item 407 of the Securities and Exchange Commission ("SEC"): R. Cary Blair, Dr. Carol A. Cartwright, J. Dawson Cunningham, William J. Ginn, Douglas K. Hall, William L. Phipps and Robert A. Stefanko. Mr. Cowan is a former executive officer and Mr. Warnke is an executive officer of the Company and they are, therefore, not deemed to be independent directors.

With respect to determining if a director or a director nominee is independent, we use the same definition of independence as used by the New York Stock Exchange ("NYSE"), a national securities exchange. In considering the issue of independence, the Board considered if the director or nominee had any transactions with us.

Committees of the Board of Directors; Shareholder Nominations; Attendance

The present members of the Compensation Committee are Messrs. Blair, Cunningham (Chairman), Hall, Phipps and Stefanko. The Compensation Committee, which must be composed entirely of independent directors as that term is defined by the NYSE, recommends to the Board of Directors the salaries and other compensation of our executive officers and supervises the administration of our benefit programs. As more fully set out in the Compensation Discussion and Analysis, the Compensation Committee does not delegate its authority to set compensation; however, the Board does review recommendations from our Principal Executive Officer regarding the compensation of other officers. Furthermore, the Committee periodically retains outside consultants to review and discuss compensation and benefit plans. When utilized, the outside consultants are provided with specific instructions relating to the research to be performed. When engaged to conduct a salary and bonus level review, the consultant is directed to compare our plans with those of companies of similar size and in similar industries. Similarly, the consultant is directed to compare and contrast benefit plans that are applicable to private and public companies of similar size and with similar governance structures. Findings by the consultants are reviewed by the Committee and with the full Board, which then makes the final decisions regarding compensation. In 2006, the executive officers engaged a consulting firm to review director compensation. The findings of the consultant were reviewed by the executive officers and presented to the Compensation Committee for review and recommendation. The full Board, based on the findings outlined, approved the current director compensation. The Compensation Committee met three times in 2006.

The present members of the Audit Committee are Dr. Cartwright and Messrs. Cunningham, Hall (Chairman), and Stefanko. The Audit Committee assists the Board in fulfilling its oversight responsibilities relating to: the integrity of our financial statements; the financial reporting process; the systems of internal accounting and financial controls; the performance of our internal and independent auditors; the independent auditors' qualifications and independence; and our compliance with ethics policies and legal and regulatory requirements. The members of the Committee meet the independence requirements of the NYSE and the Securities Exchange Act of 1934. The Board has determined that Robert A. Stefanko and J. Dawson Cunningham qualify as audit committee financial experts pursuant to the SEC's rules. The Audit Committee met two times in 2006. In addition, the Chairman and selected members met with management and the independent auditors by teleconference four times in 2006.

The present members of the Corporate Governance Committee are Dr. Cartwright (Chair) and Messrs. Blair, Cowan, Phipps, and Warnke. Dr. Cartwright and Messrs. Blair and Phipps are independent directors who meet the NYSE independence standards. The Corporate Governance Committee screens and recommends candidates for election as directors and recommends committee members and committee chairpersons for appointment by the Board of Directors. The Committee will consider nominees for the Board of Directors recommended by our shareholders. A shareholder may nominate one or more candidates for election as director by, not less than 30 days prior to the meeting at which the directors are to be elected, notifying our Secretary of his or her intention to make the nomination. The shareholder must provide us with all of the information about each of the candidates so nominated as would be required under the rules of the SEC to be included in a proxy statement. The Committee also conducts annual performance evaluations of the committees of the Board. The Committee met two times in 2006.

The Board should represent a broad spectrum of experienced individuals who are able to contribute to our success. To that end, the Board should seek candidates having, among other things, senior operating experience with service corporations or other organizations and a broad understanding of and direct experience in corporate business and service delivery. Consideration of potential new members should include the issues of independence, diversity and skills necessary to fit the perceived needs of the Board at a particular time.

In addition, nonindependent directors may not serve on the Compensation or Audit Committee. Independent directors generally serve on at least two committees.

The Board held five meetings in 2006. All incumbent directors attended at least 75% of the meetings of the Board of Directors and of the committees on which they served. We encourage our directors to attend the Annual Meeting of Shareholders. In 2006, all directors except Messrs. Hall and Warnke attended the Annual Meeting of Shareholders.

The Charters of the Compensation, Audit and Corporate Governance Committees are attached to this Proxy Statement as appendices.

Communicating Concerns to Directors

We have established procedures to permit confidential communications by shareholders to the Board of Directors regarding our Company. Shareholders may communicate directly with the Board of Directors by mail at the following address: Mr. R. Douglas Cowan, Director, c/o Secretary, The Davey Tree Expert Company, Attn: Shareholder Communications, 1500 North Mantua Street, Kent, OH 44240.

Mr. Cowan's Duties as Chairman

Mr. Warnke, our President and Chief Operating Officer since March 1999, was elected as our President and Chief Executive Officer in January 2007. Mr. Cowan, Chief Executive Officer until December 31, 2006, is continuing his service to us as Chairman of the Board of Directors.

In connection with his continuing service as Chairman of the Board, Mr. Cowan entered into an Agreement, dated December 8, 2006, with us that provides for his duties and responsibilities as Chairman. Mr. Cowan will serve as Chairman until the expiration of his current term as a director at the 2008 annual meeting of shareholders. Mr. Cowan will be paid an annual retainer of $150,000 per year in lieu of the retainer and meeting fees paid to other directors and will be reimbursed for certain expenses and dues. Thereafter, he will receive the fees otherwise payable to nonemployee directors for the three-year period following the 2008 annual meeting.

Indebtedness of Management

The 2002 stock subscription offering resulted in subscriptions for 836,007 common shares, whereby some employees opted to finance their subscriptions with a down payment of at least 10% of their total purchase price and a seven-year promissory note for the balance due, with the interest due at 4.75%. Promissory note payments of both principal and interest are made either by payroll deduction or annual lump sum payment. The promissory notes are collaterized with the common shares subscribed and the common shares are only issued when the related promissory note is paid-in-full. Dividends are paid on all unissued subscribed shares. The loans made pursuant to the subscription offering preceded the effective date of the Sarbanes-Oxley Act of 2002 and are, therefore, not subject to the prohibition of loans to our officers. In connection with the stock subscription offering, certain officers were indebted to us for amounts in excess of $120,000, as follows:

Officer	Largest Total Subscription Shares	Principal and Interest Paid Since January 1, 2006	Largest Amount of Indebtedness (Excluding Interest) in 2006	Total Indebtedness (Excluding Interest) at March 31, 2007
R. Douglas Cowan	25,000	$ 176,760	$ 164,920	$ 0
Karl J. Warnke	30,000	55,487	197,904	151,817
David E. Adante	25,000	46,240	164,920	126,514
Howard D. Bowles	21,000	38,556	129,600	92,700
C. Kenneth Celmer	25,000	46,240	164,920	126,514
Gordon L. Ober	20,833	36,722	128,569	96,427
Richard A. Ramsey	20,000	36,992	131,936	101,211

Other than as described above, no executive officer, director or director nominee was indebted to us or was a party to any transaction in which any related person will have a direct or indirect material interest. Further, no related person has proposed such a transaction. For purposes of this discussion, a related person is a director, a nominee for director, an executive officer, an immediate family member (including nonrelated persons sharing the same household) of any of these persons, or any entity controlled by any of these persons.

Transactions with Related Persons, Promoters and Certain Control Persons

We maintain a written policy regarding related party transactions. Under that policy, all transactions with or involving a related person must be disclosed and approved in advance by the Corporate Governance Committee. Further, each officer and director is requested, on an annual basis, to confirm the existence of any related person transaction.

Director Interlocks

Mr. Blair is a director of FirstMerit Corporation and Dr. Cartwright is a director of KeyCorp. Both financial institutions are our creditors through a multiple financial institution credit agreement as described in the notes to our 2006 financial statements.

OWNERSHIP OF COMMON SHARES

The following table shows, as of March 31, 2007, the number and percent of our common shares beneficially owned by each nominee, director, and officer listed in the Summary Compensation Table, and all directors and officers as a group:

Name	Number of Shares [(1)(2)(4)]	Percent [(2)(3)]
R. Douglas Cowan	254,094	3.08%
Karl J. Warnke	243,015	2.94%
R. Cary Blair	14,000	0.17%
Dr. Carol A. Cartwright	8,500	0.10%
J. Dawson Cunningham	4,000	0.05%
William J. Ginn (director nominee)	0	0.00%
Douglas K. Hall	14,000	0.17%
William L. Phipps	4,000	0.05%
Robert A. Stefanko	8,300	0.10%
David E. Adante	177,935	2.16%
Howard D. Bowles	162,427	1.97%
C. Kenneth Celmer	136,397	1.65%
22 directors and officers as a group, including those listed above	1,824,411	22.12%

(1) Other than as described below, beneficial ownership of the common shares listed in the table is comprised of sole voting and investment power, or voting and investment power shared with a spouse.

Includes shares allocated to individual accounts under the Company's 401KSOP and ESOP Plan (the "401K") with respect to which the following executive officers have only sole voting power as follows: R. Douglas Cowan, 51,415 shares; Karl J. Warnke, 21,460 shares; David E. Adante, 26,733 shares; C. Kenneth Celmer, 41,499 shares; Howard D. Bowles, 31,136 shares; and 363,442 shares by all officers as a group.

(2) These include the right to purchase on or before May 30, 2007, upon the exercise of outstanding stock options, 18,000 common shares by Karl J. Warnke, 15,000 common shares by David E. Adante, 12,000 common shares by C. Kenneth Celmer, 12,000 common shares by Howard D. Bowles, and 159,600 common shares by all directors and officers as a group.

(3) Percentage calculation based on total shares outstanding plus the options exercisable by the respective individual on or before May 30, 2007, in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934.

(4) Of the shares listed, the following number of shares were pledged as security as follows: R. Douglas Cowan, 78,125 shares; David E. Adante, 65,000 shares; C. Kenneth Celmer, 39,180 shares; and 219,305 shares by all directors and officers as a group.

To our knowledge, as of March 31, 2007, no person or entity was an owner, beneficial or otherwise, of more than five percent of our outstanding common shares of the Company. Reliance Trust Co., trustee of the 401K, 1100 Abernathy Road, Northpark Building 500, Suite 400, Atlanta, GA 30328, had, as of March 31, 2007, certain trustee-imposed rights and duties with respect to common shares held by it. The number of common shares held in the 401K as of March 31, 2007, was 2,684,112, or 32.58%, of our outstanding common shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who own more than ten percent of our common shares to file reports of ownership and changes in ownership of our common shares held by them with the SEC. Currently, we file these reports on behalf of our directors and executive officers. Based on our review of these reports, we believe that, during the year ended December 31, 2006, all reports were filed on a timely basis.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Oversight

The Compensation Committee of the Board of Directors, which is composed entirely of nonemployee directors, is responsible for management succession matters, for developing, approving and administering our executive incentive and benefits programs, and for establishing salaries for executive officers. Our executive officers include R. Douglas Cowan, Principal Executive Officer ("PEO"), David E. Adante, Principal Financial Officer ("PFO") and the other executive officers named in the Summary Compensation Table (collectively the "Named Executive Officers" or "NEOs"). In this capacity, the Compensation Committee is careful to align NEO compensation with the interests of our shareholders. All proposed programs, and changes to programs, are reviewed and recommendations are discussed with the full Board of Directors prior to approval. Approved plans are then communicated to executive management.

The Compensation Committee periodically retains outside consultants to assess the adequacy and fairness of our compensation programs and meets frequently with the PEO to obtain management's recommendations on compensation issues. However, no Company management personnel are involved in approving executive compensation programs, and no executive officer is responsible for approving either that executive officer's or any other NEO's compensation. Although our executives are considered integral to our success, no executive officer has an employment agreement with us.

In the event of a change in control, as defined in the 2004 Omnibus Stock Plan, unless the Board of Directors determines otherwise, all outstanding stock appreciation rights, stock options and stock purchase rights become fully exercisable; all restrictions on restricted stock and other awards are removed; and all cash awards become fully earned. Any such determination by the Board of Directors that is made after the occurrence of the change in control will not be effective unless a majority of the "continuing directors" then in office are "continuing directors" and the determination is approved by a majority of the "continuing directors." For this purpose, "continuing directors" include directors who were in office at the time of the change in control or who were recommended or elected to succeed "continuing directors" by a majority of the "continuing directors" then in office.

Compensation Philosophy and Objectives

The main objectives of our compensation programs are to attract and retain qualified personnel; reward them for achieving identified goals and objectives; generate a fair return to shareholders on their investment; and do so in a way consistent with our culture, business objectives and employee ownership structure. To align executive officer compensation with the interests of our shareholders, we have established a policy whereby a substantial portion of the compensation of our executive officers, including the PEO and the PFO as well as the other NEOs, is contingent on our profitability. Our compensation programs also contain components based on achieving a specified operating profit and a return on invested capital results.

In order to meet these objectives, our programs are designed such that our shareholders' interests are advanced before any incentive payments are made to our executive officers. To the extent that the efforts of our executive officers result in higher earnings and enhanced shareholder value, we believe the officers should be rewarded. As a result, our compensation programs are intended to create a significant incentive to properly manage our Company, which in turn will create long-term benefits for our shareholders. We believe that the benefits derived from the compensation plans established by our Board of Directors, in the form of enhanced shareholder value and improved performance, justify the costs associated with compensating the NEOs for achieving their performance objectives.

Our overall compensation program provides a balanced mix of salary, incentive bonus and equity awards. By creating a program that includes both long- and short-term goals and targets, we believe that each element of the overall program, comprised of base salary, annual cash incentive plan awards, and longer-term stock option, restricted stock unit and performance restricted stock unit grants, complements and rewards annual performance as well as ensures long-term viability, growth and shareholder value. Additionally, to retain and attract qualified executive and management talent, the Board has approved several retirement benefit plans. Conversely, in order to reduce the risk of focusing on too narrow a result, currently no portion of an award under our compensation program is based solely on an increase in our stock price. Further, no award is grossed-up or otherwise adjusted to account for its tax consequences.

We are cognizant of Internal Revenue Code ("IRC") Section 162(m) which caps our ability to take a tax deduction at $1 million per year for amounts paid to each of our NEOs that are not paid pursuant to performance-based compensation plans that were approved by our shareholders and the Compensation Committee. To date, and including the year 2006, no executive officer has been paid more than $1 million and, therefore, we are permitted a 100% tax deduction for all amounts paid to our executives. Moreover, we recognize that stock-based awards must be accounted for in our financial statements in accordance with Statement of Financial Accounting Standards No. 123R. We account for stock-based awards using the fair-value method, as it is defined by Statement No. 123R.

Each of the elements of our overall compensation program is discussed in greater detail below.

Base Salaries

Executive officers are paid a base salary that generally is near the "mid-point" of the market range for similar positions at companies that are approximately the same size and complexity as ours. The Compensation Committee periodically retains a nationally-known compensation consulting firm to conduct a compensation competitiveness study to determine the adequacy of base salaries as well as all other compensation of our executive officers. The study was last updated in 2006, and compensation ranges were established for each of our executive officers on the basis of job description and market comparisons. Our PEO is evaluated based on our annual performance as well as other performance objectives as established between the Compensation Committee and the PEO, including demonstrated capabilities, achievement of results, and development of management employees. These other objectives can and do change annually and may incorporate such things as management succession activities, board governance issues and other objective and subjective measures of significance to us. Similarly, the other NEOs are evaluated not only on performance related to achieving certain financial objectives, but on other individual objectives, their scope of responsibility, experience and expertise. Annually, the salaries of our other executive officers are reviewed by the Compensation Committee with the PEO to determine merit and performance increases based on the PEO's evaluation, as well as the evaluation of the Compensation Committee. The Compensation Committee periodically reviews our NEOs' performance and has the opportunity to interact with senior executives at various times during the year, which aids in their assessment of each individual's performance.

Annual Incentive Plan

In 2002, the Board of Directors adopted a revised Management Incentive Plan. As part of their annual compensation under this Plan, our executive officers and other key personnel have an opportunity to earn an incentive bonus award based primarily on the annual operating profit achieved. The focus of this element of the overall compensation program is to reward achievement of annual goals set by us. These incentive awards generally approximate 20% to 50% of a participant's total annual base salary, and currently, there are 42 employees eligible for an incentive award under this Plan. The Board of Directors establishes, as a percentage of sales, a target operating profit percentage each year for us, calculated as described below. The degree to which the target percentage is underachieved or overachieved affects the total pool available for bonus awards. In addition to the mathematical calculation under the plan formula, the Compensation Committee has the option to consider other relevant factors, as determined by the Board of Directors, in setting NEO final incentive awards. Such factors might include segment performance or achievement of individual goals. The Board has reviewed individual performance and other factors annually and has adjusted annual incentive awards based on that review. However, if our actual operating profit percentage is below 80% of the annual target as set by the Board, generally no incentive bonus awards are paid. The amount of the bonus award will increase the closer the actual results are to the target. Our NEOs have an individual target percentage of base salary that ranges from 40% to 50% of base salary. Earning this target incentive is dependent on us achieving the overall target operating profit percentage described above. To the extent that the target operating profit percentage is overachieved, the NEOs incentive award will increase. At 120% of the annual target, the formula is increased such that 150% of the normal target percentage of base salary is granted. At or above 121% of the annual target, an amount equal to 25% of the excess operating profit over 120% of our annual target is added to the annual incentive pool. However, in no event will the annual incentive payments for all participants be greater than 15% of the actual operating profit for that year. Extraordinary or nonrecurring events affecting our annual results may be taken into consideration by the Compensation Committee in evaluating the achievement of performance targets. To provide motivation for our NEOs to continue to maintain sustainable results and to continue to emphasize the importance of employee ownership, our NEOs receive shares of stock for 10% of the amount of an incentive award above $25,000. For example, if a NEO has earned an incentive award of $50,000, then $47,500 would be paid in cash and $2,500 would be paid in stock at the most recent valuation (usually our year-end valuation): [e.g., ($50,000 - $25,000) = $25,000 x 10% = $2,500]. We also paid discretionary bonuses to most office personnel and paid bonuses under several safety, retention and sales programs to eligible field employees.

For 2006, the target operating profit percentage was set at 5.7%, and the operating profit percentage actually achieved for fiscal year 2006 was 6.6%. Incentive awards are calculated after year-end financial results are reviewed, and no award is paid until the annual financial statements are certified by our independent auditors and approved by the Compensation Committee and the Board of Directors.

The target operating profit percentage and the actual operating profit percentage are calculated by dividing budgeted or actual operating profit, as the case may be, into budgeted or actual revenues, respectively. Operating profit is defined as income from operations as presented in our financial statements prepared under generally accepted accounting principles ("GAAP") adjusted to exclude: administrative incentive compensation expense; pension expense; stock-based compensation expense; excess declining balance depreciation method expense over straight-line method depreciation expense; and, gains and losses on the sale of assets. The number is further adjusted to include state and local income taxes and to remove the effect of an item deemed an unusual event by the Compensation Committee.

Long-Term Incentive Compensation: Stock Options

In 2004, our shareholders approved the 2004 Omnibus Stock Plan ("Plan"), which consolidates into a single plan provisions for the grant of stock options, other stock-based incentives, and our employee stock purchase program. Provisions of the Plan give the Compensation Committee broad discretion to fashion the terms of awards in order to provide employees with longer-term stock-based incentives that are appropriate under the circumstances. The principal objective of the long-term incentive program is to reward employees for achieving positive long-standing results that increase the value of our stock. By awarding certain employees incentive stock options ("ISOs") or nonqualified stock options ("NQSOs") and providing opportunities for employees to acquire stock through other stock programs, we are aligning the long-term value of our stock price with potential financial gains for our employees and executives. Under the Plan, the tax and accounting treatment of an award is accounted for as required by law and generally accepted accounting principles. To date, the tax and accounting treatment of an award has not dictated what awards are made or how an award is fashioned.

Stock options, whether they are ISOs or NQSOs, generally vest in equal installments over five years, beginning on the first anniversary of the grant date. These options provide senior executives with the opportunity to acquire common stock over time at a price that is fixed, based on the most recent stock valuation price as of the date of grant. Under the Plan, option holders may also exchange or "swap" previously-owned shares for option stock that is eligible to be exercised. The swap is permitted under IRC Section 1036 as a tax-deferred transaction and authorized under the Plan. Pursuant to a swap, the previously-owned stock is exchanged at the current fair market price for the stock options exercised. The options are exercised at their option exercise price, and the basis of the newly-acquired stock will remain the basis of the previously-owned stock. If the current market price is higher than the stock option price, this permits an option holder to increase the number of shares owned without paying cash for the option exercise or incurring an individual capital gain tax liability on the swap of the previously-owned shares.

There is a limited term in which an option grantee can exercise stock options, known as the "option term." The option term is generally ten years from the date of grant. At the end of the option term, the right to purchase any unexercised options expires. Except as described below, option holders generally forfeit any unvested options if their employment with us terminates.

In the case of a retirement by an option holder, any vested stock options may be exercised by the retiree within three months after the date of retirement. Additionally, upon the death or permanent and total disability of an option holder while employed with us or within three months after the date of termination, the option holder or option holder's representative will have the right to exercise any vested stock options within one year after the date of the option holder's termination or death. If the option holder's termination is due to any reason other than those listed above, the option holder may exercise any vested stock options within the three month period after the date of termination, but only with our consent or that of the Board of Directors. The right to exercise a stock option in these limited circumstances would not result in an extension of that stock option's initial expiration date.

If the stock value increases after the grant of options, the option becomes more valuable. This accomplishes two objectives. First, the employee must remain employed over the vesting period, providing an incentive for the option holder to remain employed by us; second, it ties a significant component of the employee's compensation to the interests of all shareholders by focusing our executive officers on longer term results. In general, option grants to our nonexecutive employees occur in the same way as grants to our executive officers. Option grants are not specifically timed to enhance overall executive compensation, and we do not time option grants to make up for any shortfalls in annual incentive or other benefit payments.

The number of shares subject to each stock option grant and the exercise price of each grant during fiscal year 2006 are shown in the Grants of Plan-Based Awards Table on page 12.

The Compensation Committee periodically grants options, taking into account the amount of options currently outstanding, the period of time between grants and changes within our management positions, as well as our overall performance and the performance of individual grantees. While the Compensation Committee makes the final decision, it may solicit input from our senior executives regarding the performance of other officers and employees. Tax and accounting treatment of any stock option grant is accounted for as required by law and generally accepted accounting principles. To date, options have not been granted on an annual basis. In the last five years, options were granted in the years 2003 and 2006. Although we do not have a written policy or practice with respect to the timing of option grants, the Compensation Committee is currently evaluating the advisability of moving to a more formalized policy and a regular schedule in making grants. We have not intentionally timed the grant of stock options to coincide with the release of material nonpublic information, and any policy adopted by us will address the prohibition of timing of option grants in relation to the release or existence of material nonpublic information.

Qualified Retirement Plans

Our executive officers, as well as every other eligible employee, are entitled to participate in the qualified retirement plans set up by us. These plans, set up pursuant to ERISA regulations, are The Davey Tree Expert Company Employee Retirement Plan ("ERP") and the 401K. These plans seek to provide every employee with the opportunity to accumulate funds for retirement.

The ERP is open to noncollective bargaining employees who are at least 21 years old and have completed one year of continuous service with us. We pay the full cost of the ERP benefit. An employee participant in the ERP is vested after completion of five years of employment. There are various forms of retirement under the ERP, beginning as early as age 55, and various payment options are available upon retirement. The benefit formula is .30% of covered compensation for each full or partial year of benefit service, plus .30% of compensation in excess of covered compensation for each full or partial year of benefit service. The minimum guaranteed benefit is $80. Covered compensation refers to the average of the participant's social security taxable wage bases for their years of service, to a maximum of 35 years, ending with the calendar year in which the participant reaches social security retirement age. If a participant is vested and terminates before he or she is eligible for retirement and the value of the benefit is less than $5,000, the participant is eligible to receive a one-time lump sum payment.

An employee who is a noncollective bargaining employee, who is at least 21 years old and has completed one year of continuous service is automatically enrolled in the 401K. The employee may then elect to opt out of the 401K, and participants can suspend contributions at any time. Participant contributions are on a before-tax basis, and we make an annual contribution in Company stock equal to 50% of the employee's before-tax contribution up to the first 3% of the participant's W-2 wages, not to exceed $220,000, the government imposed annual compensation limit required for qualified retirement plans. Participant contributions are always 100% vested, and our contribution becomes 100% vested after three years of continuous service with us, or upon death, permanent disability or retirement of a participant. The 401K offers a variety of investment options with varying levels of risks and returns for the participant's contributions; however, the investment in Company stock is restricted to no more than 25% of the employee's annual contributions. The value of the account eligible for distribution is the vested investment value at the time of distribution, and there is no guarantee of any rate of return or investment value.

Nonqualified Retirement Plans

In 1994, we changed our qualified retirement plans to permit a greater number of employees to participate. These changes created additional restrictions on the ability of NEOs and other management personnel to fully participate. Due to these limitations imposed by the IRC, the affected employees will receive less in retirement benefits as a percentage of final average pay than are available to other employees and to executive officers at comparable companies. As a result, the Compensation Committee became concerned with attracting and retaining qualified executive and management talent, as well as with providing additional retirement benefits to executive management. We explored ways to improve the retirement benefits and concluded that the best way to achieve our objectives was to adopt nonqualified retirement plans that will supplement our existing qualified retirement plans, along with granting the restricted stock awards discussed below. The provisions of the plans were developed by the Compensation Committee with the assistance of an independent consulting firm with substantial experience in designing employee benefit plans. The Board approved The Davey Tree Expert Company 401KSOP Match Restoration Plan ("Match Plan"), The Davey Tree Expert Company Supplemental Executive Retirement Plan ("SERP Plan") and the Davey Tree Expert Company Retirement Benefit Restoration Plan ("Restoration Plan"); all effective as of January 1, 2003. To assure shareholders that the plans were instituted with these tenets in mind, Company management personnel were not involved in their development or approval. Payments made under these plans will be made from our general assets.

Pursuant to the Match Plan, an employee who has elected to contribute the maximum amount under the qualified 401K plan, but who is precluded by IRC restrictions from receiving the full matching contribution paid by us, is eligible to participate in the Match Plan. The Match Plan allows the employee to accumulate an amount that could have been matched if the IRC restrictions had not been in effect. Each participant has two potential match criteria. If the participant is unable to contribute the full matching percentage permitted, currently 3%, we will increase the participant's Company match such that it, when added to the match under the 401K, will equal 50% of the permitted percentage. Further, we will contribute an amount equal to 50% of 3% for any amount above the maximum compensation level, currently set at $220,000. We maintain an account record for each employee who meets this criteria to reflect that employee's interest in the Match Plan. Interest on each account record, currently set at 7%, is accrued annually on December 31st.

Under the Restoration Plan, an employee whose benefit under the ERP is limited by the IRC is eligible to qualify for a benefit. The plan allows for a restoration payment that, when added to the monthly retirement benefit, equals the monthly retirement benefit under the ERP that would have been payable if certain IRC earnings limit provisions were not in effect.

The SERP provides a retirement benefit of an amount equal to 30% multiplied by a participant's Final Average Compensation ("FAC") calculation, which is then reduced by the sum of the participant's Restoration Plan benefit, qualified ERP benefit, 401K benefit, Match Plan benefit and one-half of the employee's Social Security benefit. This amount is further reduced if a participant has less than 20 years of service at age 65. FAC is based on the average of the highest three annual earnings out of the last five years prior to retirement. If at actual retirement the calculation set out above for a participant, excluding the 30% SERP component, is greater than or equal to 30% of FAC, no benefit is payable under the SERP.

Long-Term Incentive Compensation:
Restricted Stock Units and Performance Restricted Stock Units

As a supplement to the qualified and nonqualified benefit plans, and as authorized by the 2004 Omnibus Plan, the Compensation Committee approved time-based and performance-based restricted stock awards for certain executive officers, including the PEO. These awards are generally made to provide retention incentives that focus on factors other than short-term results, reward superior corporate performance and provide additional retirement benefits. The time-based restricted stock awards ("RSU") were granted primarily to provide retention incentives through additional retirement benefits. The performance-based restricted stock awards ("PRSU") were approved as another, but more stringent, method to supplement retirement benefits. In general, prior to 2006, awards vested on the earlier of the fifth anniversary of the date of grant or the participant's termination of employment with us. Each RSU and PRSU was eligible to be paid as soon as practical after it vested, or a participant could elect to defer receipt of a payment to a later date. In 2006, the Compensation Committee amended the Plan so that no RSU or PRSU is paid until the participant retires. As with the stock options, tax and accounting treatment of an award is accounted for as required by law and generally accepted accounting principles. Further, the tax and accounting treatment of an award has not dictated what awards are made or how an award is fashioned.

RSU awards were established to provide a participant with the opportunity to achieve a total retirement benefit that would equal 40% of the participant's projected final average annual compensation at retirement. When a participant is first selected to receive this award, the RSU award for that participant is determined based upon a calculation that starts with a computation of the participant's estimated retirement benefits payable from Company-sponsored plans, along with 50% of the participant's estimated social security benefit. Next, this value is compared to an estimate equal to 40% of the participant's final average annual compensation, and the difference is deemed the "Benefit Shortfall." Then, a target value of our stock is calculated using certain assumptions, including a current compound annual growth rate of 10% (the "Target Share Value"). The Benefit Shortfall is divided by the Target Share Value. This quotient is then divided by the number of years to reach normal retirement, and the resulting number is the initial RSU award. In succeeding years, the named participant will receive an annual grant of RSUs equal to the initial grant, unless the Compensation Committee decides to increase or decrease the award or drop the participant from the plan. Except as it relates to the calculation, the RSU award is not based upon or in any way contingent upon the other elements of a participant's compensation package.

The PRSU awards were established to provide a participant with the opportunity to achieve, based on certain predetermined performance criteria, a total retirement benefit that would equal 50% of the participant's projected final average annual compensation at retirement. In order to receive retirement benefits at this level, we must achieve a return on average invested capital percentage ("ROAIC") that is established by us based upon applicable industry, market and economic conditions and as ratified by the Board of Directors. The ROAIC calculation is a formula that divides average invested capital (net worth plus the sum of bank debt and lease obligations) by the sum of net income plus income taxes and interest. We believe that return on invested capital is an appropriate measure of corporate performance because achievement of these targets would increase shareholder return and provide expansion opportunities for us.

The level of an award of PRSUs is made each fiscal year based on this ROAIC using computations similar to those used to determine a RSU award. The ROAIC for receiving the maximum award is currently set at 24%, the same as it was when first established by the Board in 2004. Further, if the ROAIC is less than 8%, there will be no PRSU awards. Achieving a ROAIC of more than 8% but less than 24% will result in a participant receiving a portion of but less than the full value of the available PRSU grant. The actual ROAIC achieved in 2006 was 21.27%, which resulted in approximately 83% of potentially available PRSUs being awarded. As with the RSU, the PRSU awards are designed to retain executive talent by enhancing long-term retirement benefits. Except as it relates to the calculation, PRSU awards are not based upon or in any way contingent upon the participant's compensation package.

Currently, in order to achieve the targeted retirement benefit for our executive officers under the RSU and PRSU plans, our stock would have to appreciate in value over the period until a participant's retirement at a rate of 10% per year, and ROAIC must consistently meet 24%. By establishing performance targets aggressively and assuming strong appreciation rates, we believe that we have aligned each executive officer's restricted stock award with shareholder interests.

In 2006, we awarded Mr. Cowan's restricted stock based upon our success in achieving our performance targets, Mr. Cowan's contribution to our overall performance, and in light of our desire to provide additional retirement benefits to Mr. Cowan. Since Mr. Cowan was closer to normal retirement age than any of the other executive officers, his restricted stock awards were greater than those of the other executive officers, who are further from normal retirement age. (See page 4, Mr. Cowan's Duties as Chairman, for additional details.)

Other Benefit Plans

Other benefit plans that are available to all eligible employees, including executive officers, consist of, among others, the employee stock purchase plan, the payroll savings plan, the government savings bonds purchase plan, the group health insurance plan, the life insurance plan, and the dental and vision insurance plan.

With regard to the purchase and sale of stock, executive officers may purchase stock on the same basis as any other employee, either through the stock purchase plan or through direct purchase. We maintain both a Stock Redemption Policy and an Insider Trading and Public Disclosure Policy. Under these policies, executive officers, as well as other officers and executive managers, may only redeem stock during a sixty (60)-day period which begins when the year-end stock valuation is released or when our audited annual financial statements are released, whichever is later, or after the release of the mid-year stock price. Further, directors or executive officers are prohibited from selling or buying stock based on material nonpublic information.

The Board retains the authority to determine eligibility and participation by our employees in the plans. Further, although it has no current plan to do so, the Board may amend our plans to change the cost thereof and the allocation of benefits between persons and groups.

REPORT OF THE COMPENSATION COMMITTEE

The Committee reviewed and discussed the forgoing Compensation Discussion and Analysis with management and, based thereon, recommended to the Board of Directors that it be included in the 2007 Proxy Statement.

By the Compensation Committee of the Board of Directors: R. Cary Blair, J. Dawson Cunningham (Chair), Douglas K. Hall, William L. Phipps and Robert A. Stefanko.

COMPENSATION OF EXECUTIVE OFFICERS

As described in the Compensation Discussion and Analysis, a NEO's compensation is based on a number of factors, as determined by the Board of Directors. In setting compensation, the Board utilizes a number of quantitative and qualitative performance-related factors. Base salary is generally set near the mid-point of the market range for similar positions at companies of approximately the same size and complexity. Incentive plan compensation is based primarily upon achieving an annual predetermined target operating profit percentage. PRSU, RSU, ISO and NQSO awards are granted pursuant to authority under the 2004 Omnibus Stock Plan and based on achieving predetermined performance targets, as well as achieving goals and objectives set by the Board. No NEO has an employment agreement or arrangement with us and each NEO is considered an employee-at-will.

Summary Compensation Table

Name and Principal Position	Year	Base Salary[2]	PRSU RSU Stock Awards[3]	NQSO ISO Stock Option Awards[4]	Management Incentive Plan Compensation[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[6]	All Other Compensation[7]	Total
Cowan, R. Douglas [1] Chairman of the Board ("PEO")	2006	$ 446,539	$ 541,462	$ 0	$ 369,750	$ 38,581	$ 26,783	$ 1,423,115
Adante, David E. Executive Vice President, Chief Financial Officer and Secretary ("PFO")	2006	$ 246,500	$ 16,691	$ 77,750	$ 166,050	$ 13,868	$ 19,531	$ 540,390
Warnke, Karl J. [1] President and Chief Executive Officer	2006	$ 361,539	$ 26,186	$ 93,300	$ 313,450	$ 112,847	$ 66,420	$ 973,742
Celmer, C. Kenneth Senior Vice President and General Manager, Residential and Commercial Services	2006	$ 207,846	$ 27,541	$ 62,200	$ 124,450	$ 15,757	$ 15,161	$ 452,955
Bowles, Howard D. Senior Vice President and General Manager, Davey Tree Surgery Company	2006	$ 200,851	$ 52,871	$ 62,200	$ 99,500	$ 23,214	$ 22,861	$ 461,497

NOTE: This table will ultimately reflect a three-year history; however, because this is the first year the new proxy rules are in effect, only the year 2006 is presented. The table above sets forth Stock Awards and Option Awards based on Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised), "Share-Based Payment" ("FAS 123R").

(1) Mr. Cowan was our Chief Executive Officer through December 31, 2006. Mr. Warnke became our Chief Executive Officer effective January 1, 2007.

(2) Earned during fiscal year 2006. We do not permit deferral of bonuses or salary and we have no agreement with any NEO to pay any deferred discretionary or required payment amount. Employee directors do not receive any compensation for their service as a director.

(3) The amounts in this column represent the FAS 123R expense taken by us in 2006 and include portions of the 2003, 2004, 2005 and 2006 grants that are amortized over the period that they are earned. *The amounts in this column do not necessarily represent the value of the awards granted, nor are they a prediction of what will be paid to the employee.*

(4) The estimated value of the awards were based on FAS 123R. For a discussion of the assumptions used in determining the value of the option awards reported in this column, please see Note J, "Stock-Based Compensation," to the consolidated financial statements included in the 2006 Annual Report on Form 10-K.

(5) Annual incentive bonuses are based on specified performance criteria. Includes payments made in our common shares at the year-end price of $25.90 per share as follows: R. Douglas Cowan, $34,473; Karl J. Warnke, $28,853; David E. Adante, $14,116; C. Kenneth Celmer, $9,946; Howard D. Bowles, $7,459.

(6) Change in present value of accumulated pension benefits under all defined benefit plans and above-market portion of deferred compensation ("NQDC") earnings as detailed in the following table. NQDC Earnings is the above-market portion (the amounts attributable to the difference between 7% and 120% of the applicable federal rate determined by the IRS) paid on amounts associated with the Match Plan.

	Change in Pension Value	NQDC Earnings
Cowan, R. Douglas	$ 38,390	$ 191
Adante, David E.	13,800	68
Warnke, Karl J.	112,715	132
Celmer, C. Kenneth	15,706	51
Bowles, Howard D.	23,198	16

(7) All other compensation represents benefits and perquisites paid on behalf of each NEO for expenses associated with our 401K Company match of $3,300 for each NEO, the Match Plan (see the Nonqualified Deferred Compensation table on page 15), our management car plan, our officers' medical plan, our long-term disability plan, personal tax preparation fees, membership fees, and required travel to meetings and events by a NEO's spouse. Except as discussed below, no individual perquisite expenses for any NEO in any of the above-named categories was in excess of $25,000 or 10% of the total perquisites listed for the NEO, whichever is greater. As it relates to Mr. Warnke, we incurred an expense of $48,400 for him to attend the University of Michigan's Stephen M. Ross School of Business Executive Program. We believe the education, networking and experiences Mr. Warnke obtained by attending this program will augment his leadership of our Company.

Grants of Plan-Based Awards in Last Fiscal Year

Grants of plan-based awards are, as described in the Compensation Discussion and Analysis, based in part on the goals of employee retention and stock value increase.

The 2006 stock options were awarded by the Board to the NEOs, as well as 76 other executives and managers. The awards were based on the provisions outlined in the 2004 Omnibus Stock Plan, as well as a number of other factors. Those other factors included consideration of the market value of the grants, the expense to our financial statements, the other compensation elements for each grantee, and our total shares outstanding.

At no time during the last fiscal year were any outstanding options or other equity-based awards repriced or otherwise materially modified. For purposes of this discussion, a material modification could include an extension of exercise periods, a change in vesting or forfeiture conditions, or a change or elimination of applicable performance criteria.

Equity awards are priced at the market value, as determined by an independent valuation firm, at the date of grant. Other than the initial option exercise price, market conditions (as defined in FAS 123R) are not considered in setting awards and do not affect the subsequent exercise of awards. Generally, an employee must be an active employee on the date of exercise, but no other performance criteria (as defined in FAS 123R) are considered in setting the terms of a stock option award.

Dividends are not paid on any unexercised stock option, RSU or PRSU award.

2006 Grants of Plan-Based Awards

Name	Grant Date[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]		All Other Stock Awards: Number of Shares of Stock or Units[4]	All Other Option Awards: Number of Securities Underlying Options[5]	Exercise or Base Price of Option Awards	Full Grant Date Fair Value[6]
		Threshold	Target	Maximum	Threshold	Maximum				
Cowan, R. Douglas	2/28/2006				0	12,152				
	2/28/2006						12,152			$ 287,516
Adante, David E.	2/28/2006				0	776				
	2/28/2006						776			$ 17,328
	6/5/2006							12,500	$ 22.50	77,750
	12/8/2006	$ 56,250	$ 112,500	$ 168,750						
Warnke, Karl J.	2/28/2006				0	1,109				
	2/28/2006						1,109			$ 24,764
	6/5/2006							15,000	$ 22.50	93,300
	12/8/2006	$ 106,250	$ 212,500	$ 318,750						
Celmer, C. Kenneth	2/28/2006				0	1,388				
	2/28/2006						1,388			$ 30,994
	6/5/2006							10,000	$ 22.50	62,200
	12/8/2006	$ 47,250	$ 94,500	$ 141,750						
Bowles, Howard D.	2/28/2006				0	2,358				
	2/28/2006						2,358			$ 52,654
	6/5/2006							10,000	$ 22.50	62,200
	12/8/2006	$ 45,675	$ 91,350	$ 137,025						

(1)   Date target/plan was established.

(2)   Estimated future annual incentive compensation as a percentage of year-end base salary, based on achieving 80%, 100% and a maximum of 120% (excluding 25% of excess operating profit) of target operating profit, respectively. As described in the Compensation Discussion and Analysis, the Compensation Committee has discretion to increase or decrease these awards based on individual performance and other factors.

(3)   As described in the Compensation Discussion and Analysis, PRSU awards can range from zero to 100% of the RSU award and are based on achieving ROAIC of 24%. If the performance criteria is satisfied, PRSU awards will vest on the earlier of five years following the date of grant or retirement.

(4)   RSU awards vest on the earlier of five years following the date of grant or retirement.

(5)   Option awards will vest in equal installments over five years and no portion is exercisable until the first anniversary of the grant date.

(6)   The estimated value of the awards were based on FAS 123R.

Outstanding Equity Awards at Fiscal Year-End 2006[1][2]

| Name | Option Grant/ Stock Award Date | Option Awards[3] | | Option Exercise Price | Option Expiration Date | Stock Awards[4] | |
		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable			Number of RSUs and PRSUs That Have Not Vested	Market Value of RSUs and PRSUs That Have Not Vested
Cowan, R. Douglas	12/5/2003	21,000	-	$ 13.50	12/5/2013		
	5/19/2004					12,152	$ 314,737
	5/19/2004					19,291	499,637
	2/29/2005					23,903	619,088
	2/28/2006					22,609	585,573
Adante, David E.	12/5/2003	15,000	10,000	$ 13.50	12/5/2013		
	6/5/2006	-	12,500	22.50	6/5/2016		
	5/19/2004					526	$ 13,623
	5/19/2004					981	25,408
	2/29/2005					1,526	39,523
	2/28/2006					1,444	37,399
Warnke, Karl J.	12/5/2003	18,000	12,000	$ 13.50	12/5/2013		
	6/5/2006	-	15,000	22.50	6/5/2016		
	5/19/2004					1,109	$ 28,723
	5/19/2004					1,761	45,610
	2/29/2005					2,181	56,488
	2/28/2006					2,063	53,432
Celmer, C. Kenneth	12/5/2003	12,000	8,000	$ 13.50	12/5/2013		
	6/5/2006	-	10,000	22.50	6/5/2016		
	5/19/2004					584	$ 15,126
	5/19/2004					1,400	36,260
	2/29/2005					2,731	70,733
	2/28/2006					2,582	66,874
Bowles, Howard D.	12/5/2003	12,000	8,000	$ 13.50	12/5/2013		
	6/5/2006	-	10,000	22.50	6/5/2016		
	5/19/2004					2,137	$ 55,348
	5/19/2004					3,392	87,853
	2/29/2005					4,424	114,581
	2/28/2006					4,387	113,623

(1)   No equity securities have been issued or authorized for issuance under any plan that has not been approved by our shareholders.

(2)   The equity compensation plans included in this table consist of stock options which were granted under the 1994 Omnibus Stock Plan or the 2004 Omnibus Stock Plan, both of which were approved by our shareholders at our annual meetings in 1994 and 2004, respectively. The exercise price of all options granted was the fair market value of the stock, as determined by our independent stock valuation firm, as of the date of the grant.

(3)   All stock options vest in equal installments over five years and expire in ten years from the date of grant.

(4)   RSU awards will vest on the earlier of five years following the date of grant or retirement. PRSU grants were awarded based upon our ROAIC for the fiscal year and will vest on the earlier of five years following the date of grant or retirement. Within the range of PRSU performance criteria, we achieved 83% of the maximum targeted PRSU award available. Dividends are not calculated or paid on these restricted stock awards and they do not have any voting rights.

2006 Option Exercises

Name	Option Awards	
	Number of Shares Acquired on Exercise	**Value Realized on Exercise[1]**
Cowan, R. Douglas	56,000	$ 817,600
Adante, David E.	40,000	584,000
Warnke, Karl J.	40,000	590,833
Celmer, C. Kenneth	28,000	450,800
Bowles, Howard D.	28,000	450,800

(1) The value realized upon exercise of options is based on the difference between the option exercise price and the fair market value at the date of exercise.

Pension Plan Information

We maintain qualified and nonqualified defined benefit pension plans for eligible employees. The qualified plan is the ERP. The nonqualified plans, all of which were effective on and after January 1, 2003, are the SERP and the Restoration Plan.

Under the ERP, which covers the parent company and all affiliated U.S. based companies which adopt the plan, to be eligible for automatic enrollment an employee must complete one year of service and be at least 21 years old. Since January 1, 1997, we made all contributions to the ERP and no employee contributions are required or permitted. Normal retirement age is 65 or after 5 years of service, whichever is later. Early retirement age is 55 with 5 years of vesting service. If the participant chooses early retirement at age 55, they will receive 35.75% of their full benefit, and that percentage will increase the closer the participant is to normal retirement age. Each NEO is eligible for early retirement.

The ERP benefit formula is a combination of benefits earned prior to January 1, 1997, plus .30% of a participant's covered compensation for each full or partial year of service, plus .30% of compensation in excess of covered compensation for each full or partial year of benefit services. Covered compensation means the average of the social security taxable wage bases for their years of service, to a maximum of 35 years, ending with the calendar year in which the participant reaches social security retirement age, with a limit on compensation after January 1, 2002 of $220,000.

After retirement, depending on marital status and option choices, a participant will be paid monthly under the life annuity benefit or the 100%, 66-2/3% or 50% joint and survivor benefit.

The SERP provides a retirement benefit equal to 30% multiplied by a Final Average Compensation calculation, which is then reduced by the sum of the employee's Restoration Plan benefit, ERP benefit, 401K benefit, Match Plan benefit and one-half of the employee's Social Security benefit. This amount is further reduced if a participant has less than 20 years of service at age 65. "Final Average Compensation" is based on the average of the highest three annual earnings out of the five years prior to retirement. The Board of Directors determines who will participate in the SERP.

Under the Restoration Plan, an employee whose benefit under the ERP is limited by applicable sections of the IRC is eligible to qualify for a benefit. The Board of Directors determines who, among eligible employees, will participate in the Restoration Plan. The Restoration Plan allows for a restoration accrual such that the employee would receive a monthly benefit that, when added to the monthly benefit from the ERP, equals the monthly retirement benefit that would have been payable if certain IRC provisions were not in effect. This permits an affected employee to attain the same percentage benefit value as any employee participant not affected by these limitations.

2006 Pension Benefits[1]

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit
Cowan, R. Douglas	ERP	21.4	$ 229,521
	SERP	21.4	134,055
	Restoration Plan	21.4	97,439
Adante, David E.	ERP	24.0	$ 102,481
	SERP	24.0	-
	Restoration Plan	24.0	16,508
Warnke, Karl J.	ERP	18.0	$ 65,509
	SERP	18.0	329,550
	Restoration Plan	18.0	36,226
Celmer, C. Kenneth	ERP	23.1	$ 89,076
	SERP	23.1	-
	Restoration Plan	23.1	14,317
Bowles, Howard D.	ERP	31.0	$ 185,934
	SERP	31.0	-
	Restoration Plan	31.0	15,512

(1) Represents the present value of accumulated retirement benefits payable upon reaching retirement. The amounts are based on the same assumptions used for financial reporting purposes. Each of the above referenced plans is described in the Compensation Discussion and Analysis.

Activity related to our Match Plan, the material terms of which are more fully described in the Compensation Discussion and Analysis, is set forth in the following table.

2006 Nonqualified Deferred Compensation

Name	Company Contributions in 2006[1]	Aggregate Earnings in 2006[2]	Aggregate Balance at December 31, 2006
Cowan, R. Douglas	$ 8,483	$ 1,206	$ 26,914
Adante, David E.	$ 2,658	$ 429	$ 9,209
Warnke, Karl J.	$ 5,890	$ 833	$ 18,627
Celmer, C. Kenneth	$ 1,532	$ 319	$ 6,400
Bowles, Howard D.	$ 1,268	$ 104	$ 2,862

(1) Contributions pursuant to our Match Plan, which are also included in the Summary Compensation Table under the All Other Compensation column.

(2) As described in footnote 6 of the Summary Compensation Table, a portion of the earnings allocated to contributions is considered to be above-market.

Estimated Dollar Value of Payments and Benefits Paid to each NEO upon Termination

Should a NEO retire, resign, die, become disabled or otherwise terminate employment with us, the NEO would be entitled to any accrued or vested benefits as described in the Compensation Discussion and Analysis. Those accrued or vested benefits would consist primarily of any vested retirement benefits from the qualified and nonqualified retirement plans, any permitted exercise of stock options, and any restricted stock units or performance restricted stock units. Other than as listed, no NEO is entitled to any other compensation upon termination and no NEO has a written agreement with us regarding any payment upon termination.

The following table shows the amounts that would be payable under each benefit plan as if a triggering event (i.e., retirement, death, permanent disability or termination) had occurred as of December 31, 2006.

Plan Benefits - - December 31, 2006 *"as if"* Triggering Event Occurred[1]

Name	Plan Name	Frequency	Benefit Payable Upon Triggering Event[4]
Cowan, R. Douglas	SERP[2]	Annual benefit	$ 8,200
	Restoration Plan[2]	Annual benefit	9,200
	Match Plan	One time payment	26,914
	RSU[3]	One time payment	1,258,948
	PRSU[3]	One time payment	760,087
Adante, David E.	SERP[2]	Annual benefit	$ 0
	Restoration Plan[2]	Annual benefit	14,000
	Match Plan	One time payment	9,209
	RSU[3]	One time payment	67,442
	PRSU[3]	One time payment	48,511
Warnke, Karl J.	SERP[2]	Annual benefit	$ 14,000
	Restoration Plan[2]	Annual benefit	36,000
	Match Plan	One time payment	18,627
	RSU[3]	One time payment	114,892
	PRSU[3]	One time payment	69,361
Celmer, C. Kenneth	SERP[2]	Annual benefit	$ 0
	Restoration Plan[2]	Annual benefit	5,000
	Match Plan	One time payment	6,400
	RSU[3]	One time payment	102,150
	PRSU[3]	One time payment	86,843
Bowles, Howard D.	SERP[2]	Annual benefit	$ 0
	Restoration Plan[2]	Annual benefit	2,000
	Match Plan	One time payment	2,862
	RSU[3]	One time payment	232,840
	PRSU[3]	One time payment	138,565

(1) This table represents those benefits under our nonqualified plans that would be payable or exercisable by our NEOs if they had a "triggering event" as of December 31, 2006. For purposes of this table, a triggering event includes death, permanent disability, retirement or termination. This table is for informational purposes only and is not indicative of actual benefits payable.

(2) The benefit is based on the lifetime payment option. The benefit will be reduced if a NEO chooses a different payment option. The different payment options are outlined under the section Pension Plan Information in this Proxy Statement.

(3) The benefit payable value is based on the number of stock units times the market price at December 31, 2006.

(4) If the triggering event were a change in control, all of the benefits listed in the table would be applicable. In addition, all unvested ISO and NQSO awards would become exercisable. Value of unexercisable ISO/NQSO awards that would become exercisable: R. Douglas Cowan, $173,600; David E. Adante, $166,500; Karl J. Warnke, $196,400; C. Kenneth Celmer, $133,200; Howard D. Bowles, $133,200. The value of these awards are based on the number of unvested options times the difference between the exercise price and the market price at December 31, 2006.

2006 Director Compensation

Director	Fees Earned or Paid in Cash	Option Awards[2]	Total
Blair, R. Cary	$ 31,250[1]		$ 31,250
Cartwright, Dr. Carol A.	32,000[1]		32,000
Cunningham, Dawson	35,500		35,500
Hall, Douglas K.	39,750[1]		39,750
Holland, Willard	10,250[1]		10,250
Phipps, William	22,500[1]	$ 24,880	47,380
Stefanko, Robert A.	33,500	24,880	58,380

(1) Directors may elect to defer all or part of their director fees in stock equivalent units. The directors indicated above by reference to this footnote have made such an election. Stock equivalent units are calculated by dividing the fee earned by the then current market price. Stock equivalent units will subsequently be valued for payment purposes at the market price in effect on the date of payment.

(2) Upon election or re-election to the Board by our shareholders, pursuant to the 2004 Omnibus Stock Plan, that director is granted 4,000 stock options. The exercise price of the options granted is the fair market value on the date of the grant. The option awards in 2006 were granted at an exercise price of $22.50 per share. The option awards vest in six months and expire six years from the date of grant. The estimated value of the awards were based on FAS 123R, which also represents the grant date fair value.

The aggregate number of all vested and unvested stock option awards for each director, outstanding as of December 31, 2006, is set forth in the following table.

Director	Options Exercisable
Blair, R. Cary	8,000
Cartwright, Dr. Carol A.	8,000
Cunningham, Dawson	4,000
Hall, Douglas K.	8,000
Phipps, William	4,000
Stefanko, Robert A.	7,600

Compensation of Directors

The current compensation structure for nonemployee directors is designed to fairly pay directors for work required based on our size, scope and industry. The primary goal of the directors is to enhance the long-term interests of the shareholders by establishing Company-wide general goals and objectives and identifying executive officers capable of carrying out those goals and objectives.

We pay directors who are not our employees a fee of $25,000 per year plus $1,000 for the first and $500 for each additional Board or Committee meeting attended on the same day, plus reasonably incurred travel and lodging expenses. Committee chairs receive an additional retainer of $4,000 per year, except for the Chairman of the Audit Committee, who receives an additional retainer of $7,500 per year. Directors receive a fee of $500 for each teleconference meeting or written consent related to considering the authorization or taking of an action without a meeting, except for the Audit Committee who receive a fee of $1,000 per teleconference meeting. Directors may defer all or part of their fees in cash or stock equivalent units until their retirement as directors.

Equity Compensation Plan Information[1][2]

	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans [3]
Equity compensation plans approved by security holders	1,018,551	$ 15.27	4,542,741
Equity compensation plans not approved by security holders [2]	None	None	None

(1) The equity compensation plans included in this table consist of stock options which were granted under the 1994 Omnibus Stock Plan or the 2004 Omnibus Stock Plan, which were approved by our shareholders at our annual meeting in 1994 and 2004, respectively. The exercise price of all options and rights granted was the fair market value of the stock, as determined by our independent stock valuation firm, as of the date of the grant.

(2) No equity securities have been issued or authorized for issuance under any plan that has not been approved by our shareholders.

(3) Reflects common shares available for issuance under the 2004 Omnibus Stock Plan, excluding securities issued or to be issued upon exercise of outstanding options and rights as of December 31, 2006.

COMPANY PERFORMANCE

The following graph shows the yearly change in cumulative total shareholder return on The Davey Tree Expert Company common shares, assuming reinvestment of dividends, as compared to the cumulative total return on the Standard & Poor's 500 Stock Index and to an index of selected peer group companies, the same group which is used by our independent stock valuation firm. The peer group now consists of: ABM Industries Incorporated; Dycom Industries, Inc.; FirstService Corporation; Quanta Services, Inc.; Rollins, Inc.; and The ServiceMaster Company.



Comparison of Five-Year Cumulative Total Return
The Davey Tree Expert Company

	2001	2002	2003	2004	2005	2006
Davey	100	109	136	176	201	234
S&P 500 Index	100	78	100	111	117	135
Peer Group	100	80	102	122	124	145

INDEPENDENT AUDITORS

We engaged Ernst & Young LLP as our independent auditors to act as the principal accountant to audit our consolidated financial statements and internal control over financial reporting for 2006 and to attest to management's report on internal control over financial reporting. The Board of Directors and its Audit Committee participated in and approved the engagement of Ernst & Young.

Fees and Other Matters

Under the Audit Committee's charter (Appendix B to this proxy statement), the Committee is required to give advance approval of any nonaudit services to be performed by the independent auditors, provided that such services are not otherwise prohibited by law or regulation. There is no *de minimis* exception to the Committee's preapproval procedures. The Committee may delegate the responsibility for this approval to one or more of its members, so long as the members report any such approvals to the full Committee at its next meeting. Such delegation procedures are presently in place. In addition, the Committee has also set specific limits on the amount of such services which we would obtain from Ernst & Young and requires management to report the specific engagement to the Committee at its next meeting.

The aggregate fees billed to us for professional services rendered by Ernst & Young for each year in the five year period ended December 31, 2006 were:

Type of Fees	2006	2005	2004	Prior to Sarbanes-Oxley Section 404(b)	
				2003	2002
Audit fees	$ 461,900	$ 452,600	$ 463,000	$ 220,300	$ 185,000
Audit-related fees	25,800	50,700	27,200	47,300	27,200
Tax fees	85,370	89,300	239,000	219,100	174,900
All other fees	-0-	-0-	-0-	-0-	-0-

In the above table, "audit fees" are fees we paid Ernst & Young for professional services for the audit of our consolidated financial statements included in our Form 10-K; review of financial statements included in our Forms 10-Q; and, for 2006, 2005 and 2004 services related to their audit of our internal control over financial reporting. "Audit-related fees" are fees for audits of employee benefit plan financial statements and other assurance services; "tax fees" are for tax compliance, tax advice and tax planning; and "all other fees" are for fees billed by Ernst & Young to us for any services not included in the first three categories.

The components of the audit fees were as follows:

	2006	2005	2004	Prior to Sarbanes-Oxley Section 404(b)	
				2003	2002
Audit Fees:					
Annual financial statements	$ 267,400	$ 233,400	$ 216,500	$ 196,300	$ 174,500
Review of interim financial statements in Form 10-Q	40,500	34,200	31,500	24,000	10,500
Section 404(b) Sarbanes-Oxley Act	154,000	185,000	215,000	20,100	-
	$ 461,900	$ 452,600	$ 463,000	$ 240,400	$ 185,000

Prior to 2004, we were not required to have an audit of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. Fees for Section 404(b) for 2003 related to fees paid to Ernst & Young in preparation of meeting the requirements of Section 404.

At the Annual Meeting

Representatives of Ernst & Young will have the opportunity to make a statement at the annual meeting and will be otherwise available to respond to appropriate questions from our shareholders.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors has reviewed and discussed with management our audited consolidated financial statements.

The Committee reviewed with the independent auditors their judgments as to the quality, not just the acceptability, of our Company's accounting principles, and such other matters as the Committee and the auditors are required to discuss under auditing standards generally accepted in the United States. The Committee also discussed with the auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board, and considered the compatibility of nonaudit services with the auditors' independence. In addition, the Committee discussed with management their assessment of the effectiveness of our internal control over financial reporting, and discussed with Ernst & Young their audits of (i) management's assessment of the effectiveness of internal control over financial reporting and (ii) the effectiveness of internal control over financial reporting.

Based on the foregoing reviews and discussions, the Committee recommended to the Board of Directors that the audited consolidated financial statements of the Company be included in our annual report on Form 10-K for the year ended December 31, 2006, for filing with the SEC.

By the Audit Committee of the Board of Directors: Dr. Carol A. Cartwright, J. Dawson Cunningham, Douglas K. Hall (Chairman) and Robert A. Stefanko.

Audit Committee Charter

The Audit Committee Charter is attached hereto as Appendix B.

GENERAL

Voting at the Meeting

Shareholders of record at the close of business on March 31, 2007 (the "record date") are entitled to notice of and to vote at the annual meeting of shareholders. On that date, a total of 8,239,032 of our common shares were outstanding and entitled to vote. Each of our common shares is entitled to one vote.

Each shareholder has the right to vote cumulatively if any shareholder gives notice in writing to our President, any Vice President or our Secretary at least 48 hours before the time set for the meeting and an announcement of the notice is made at the beginning of the meeting by the Chairman or the Secretary, or by or on behalf of the shareholder giving notice. If cumulative voting is in effect, shareholders will be entitled to cast a number of votes equal to the number of shares voting multiplied by the number of directors to be elected. A shareholder may cast all of these votes for one nominee or distribute them among several nominees, as that shareholder sees fit. If cumulative voting is in effect, shares represented by each properly signed proxy card will also be voted on a cumulative basis, with the votes distributed among the nominees in accordance with the judgment of the persons named in the proxy card.

Under Ohio law, directors are elected by a plurality of the votes of our shareholders present at a meeting at which a quorum is present, and proposals are adopted or approved by the vote of a specified percentage of our voting power. Abstentions and nonvotes are tabulated in determining the votes present at the meeting. Consequently, except as provided in the 401K, an abstention or a nonvote may have the same effect as a vote against a director nominee or a proposal, as each abstention or nonvote would be one less vote for a director nominee or a proposal.

If any of the nominees listed on page one becomes unable or declines to serve as a director, each properly signed proxy card will be voted for another person recommended by the Board of Directors. However, the Board of Directors has no reason to believe that this will occur.

Other than as presented in this Proxy Statement, the Board of Directors knows of no other matters that will be presented at the meeting. However, if other matters do properly come before the meeting, the person named in the proxy card will vote on these matters in accordance with his or her best judgment.

Shareholder Proposals

Any shareholder who wishes to submit a proposal to be considered for inclusion in next year's Proxy Statement should send the proposal to us on or before December 18, 2007. Additionally, a shareholder may submit a proposal for consideration at next year's Annual Meeting of Shareholders, but not for inclusion in next year's Proxy Statement, if that proposal is submitted on or before March 2, 2008.

Expenses of Requesting Proxies

We will bear the expense of preparing, printing, and mailing this Notice of Annual Meeting and Proxy Statement. In addition to requesting proxies by mail, our shareholders may request proxies by telephone or in person. We will ask custodians, nominees, and fiduciaries to send proxy material to beneficial owners in order to obtain voting instructions and will, upon request, reimburse them for their reasonable expenses for mailing the proxy material.

Annual Report and Form 10-K

Our Annual Report to Shareholders, including financial statements for the year ended December 31, 2006, as well as Form 10-K, excluding attached exhibits, is being mailed to our shareholders of record with this Proxy Statement.

For the Board of Directors,



DAVID E. ADANTE
Secretary

April 16, 2007

APPENDIX A

Compensation Committee of the Board of Directors
Charter

Function and Composition

The Compensation Committee (the "Committee") shall be appointed by the Board to discharge the Board's responsibilities relating to compensation policies and practices for the Company's officers and directors.

The Committee shall consist of no fewer than three members, all of whom meet the independence requirements established by the Board. Committee members shall be appointed annually by the Board on the recommendation of the Corporate Governance Committee.

Authority and Responsibilities

The Committee shall have overall responsibility for approving, evaluating and recommending to the Board plans, policies and other programs relating to the compensation of officers and directors.

The Committee shall have the authority to retain compensation consultants to assist the Committee in the evaluation of compensation plans for Company officers and directors. The Committee shall also have the authority to retain legal counsel, accounting and other professional advisors.

Annually, the Committee shall review compensation for directors and key executives, including that derived under incentive compensation plans and other equity-based compensation plans, and make recommendations to the Board. Also, the Committee shall review and approve annual base salary, annual incentive opportunity, long-term incentive opportunity, employment and severance agreements, change of control agreements and other supplemental benefits for the CEO, COO and other key executives of the Company.

The Committee shall review at least annually the corporate goals and objectives relevant to CEO and COO compensation. The Committee shall prepare an annual evaluation of the CEO and COO in light of these goals and objectives, as they relate to CEO compensation. This evaluation shall be used to recommend the CEO's salary and incentive opportunity for the following year. Committee recommendations will consider peer rankings and past awards as well as current performance criteria.

The Committee shall also review the Company's Compensation Discussion and Analysis ("CD&A") prior to the inclusion of such disclosure in the Company's Proxy Statement.

Structure and Operations

The Board, with the recommendation of the Corporate Governance Committee, shall designate one member of the Committee as Chairman. The Committee shall meet at least two times per year at a time and place determined by the Committee Chairman. Additional meetings in person or telephonically may occur with the consent of the Committee members.

Committee chairs shall rotate every three years. In addition, the Committee chairs, in consultation with the Chairman of the Board and the Corporate Governance Committee, shall annually review and recommend the assignment of Board Members to its standing committees, giving consideration to each Board member's skill, background and experience.

Reports

The Committee shall prepare an annual report on executive compensation that is required in the Company's Proxy Statement and other documents filed with state or federal regulatory agencies. In addition, the Committee shall review and approve the CD&A for inclusion in the Company's Proxy Statement. In accordance with federal securities laws, the CD&A shall detail the Company's overview of the material factors underlying its compensation policies and decisions.

The Committee shall prepare a summary report of pertinent actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting following the Committee meeting by the Chairperson or designee, who will ask the Board for approving actions as required by rules of governance.

The Committee shall conduct an annual self-evaluation to compare its performance with the duties and responsibilities outlined in its charter, placing on its own agenda any issues for improved performance and recommending to the Board any necessary or desirable changes to its charter.

Adopted by the Board of Directors - March 11, 2003
Amended – February 28, 2005
Amended – December 7, 2006

APPENDIX B

Audit Committee of the Board of Directors
Charter

Function and Composition

The Audit Committee ("Committee") shall be appointed by the Board of Directors ("Board) and function to assist the Board in its oversight responsibility to the shareholders and others relating to: the integrity of the Company's financial statements; the financial reporting process; the systems of internal accounting and financial controls; the performance of the Company's internal and independent auditors; the independent auditors' qualifications and independence; and, the Company's compliance with ethics policies and legal and regulatory requirements. In doing so, it is the responsibility of the Committee to maintain free and open communication between the Committee, independent auditors, internal audit, and financial management of the Company.

The Committee will consist of a minimum of three independent directors, all financially literate, at least one with significant experience in finance or accounting, who are independent of the management of the Company and are free from any relationship that, as determined by the Board, would interfere with their exercise of independent judgment.

Meetings

The Committee shall meet on a regular basis as set by the Board or the Committee and, at least annually, meet separately with management, internal audit, the independent auditors, and as a Committee to discuss any matters that the Committee or each of these groups believe should be discussed privately.

Outside Auditors, Outside Counsel and Advisors

The Company's outside auditors have ultimate accountability to the Board and the Committee. The Committee and the Board have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the outside auditors. In fulfilling its responsibilities, the Committee has the authority to engage any outside counsel, advisors and experts as considered necessary.

Specific Duties

- **Appointment of Outside Auditors**-- Recommend to the Board annually the selection, retention or termination of the Company's independent auditors. In doing so, evaluate the qualifications and performance of the independent auditors, including but not limited to (a) the resumes of key personnel, (b) a description of the quality control procedures the firm has established and (c) a report from the firm describing any material issues raised by the most recent quality control review, or peer review, of the firm, or by an inquiry or investigation by governmental or professional authorities, and describing the steps the firm has taken to deal with any such issues.

- **Review Independence of Outside Auditors**-- In connection with recommending the firm to be retained as the Company's outside auditors, review the information provided by management and the outside auditors relating to the independence of the firm including, among other things, information related to the nonaudit services provided and expected to be provided by the outside auditors. The Committee is responsible for (a) ensuring that the outside auditors submit at least annually a formal written statement delineating all relationships they have with the Company, consistent with Independence Standards Board Standard No. 1, (b) reviewing any disclosed relationship or service that may impact the objectivity and independence of the outside auditors, and (c) recommending that the Board take appropriate action in response to the outside auditors' report to satisfy itself of the outside auditors' independence.

- **Outside Auditors' Compensation**-- Preapprove all audit and permitted nonaudit services, including fees and terms, to be performed by the independent auditors, or, if responsibility for preapproval has been delegated to less than the full Committee, review preapproved audit and permitted nonaudit services.

- **Review of Audit Plan**-- Review with the independent auditors and the Company's financial management the scope and thoroughness of proposed audits and audit procedures, including the costs associated therewith, and at the conclusion thereof review the actual audit, including comments or recommendations of the independent auditors.

- **Review Audit Results**-- At the completion of the annual audit, review with management, internal audit and the independent auditors the following:

  The annual financial statements, financial information and other disclosures to be included in the Company's annual report to shareholders on Form 10-K.

Results of the audit of the financial statements and the related report thereon and, if applicable, a report on changes during the year in accounting principles and their application.

Significant changes to the audit plan, if any.

Review with management and the independent auditors significant accounting and reporting principles, practices and procedures applied by the Company in preparing its financial statements. Discuss and receive written communications from the independent auditors their judgment about the quality, not just the acceptability, of the accounting principles used in financial reporting. Receive from the independent auditors other communications as required to be communicated by Statement of Auditing Standards No. 61, as amended, relating to the conduct of the audit.

The Committee shall review management's annual report on internal control over financial reporting and the attestation report of the independent auditors to be included in the Company's annual report to shareholders.

If deemed appropriate after review, recommend to the Board that the financial statements be included in the Company's annual report on Form 10-K.

The Committee will prepare and recommend to the Board the inclusion in the Company's annual proxy statement a report of the Committee.

- **Interim Quarterly Financial Statements**-- Review the interim financial statements, financial information and other disclosures with management prior to the filing of the Company's Quarterly Report on Form 10-Q. Have a predetermined arrangement with management and the independent auditors to review the results of the quarterly review and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards. The chair of the Committee may represent the entire Committee for the purposes of the review.

- **System of Internal Accounting Controls**-- Review with management, internal and independent auditors, the adequacy and effectiveness of the accounting and financial controls and other internal controls of the Company and elicit any recommendations for the improvement of such internal control procedures. Obtain annually from the independent auditors their report as to internal accounting controls and the absence of any material weaknesses in controls.

- **Review Internal Audit Plans and Reports**-- Review the annual internal audit plan of the Company and the performance and work of internal audit.

Other Matters

Review Company adherence to its written code of ethics. Receive an oral report(s), at least annually, from the Company's management concerning legal and regulatory matters that may have a material impact on the financial statements or the Company's compliance policies. The Committee will review and approve any transactions with related persons and any other transactions that may raise conflict of interest issues under the Company's Code of Ethics.

Annual Review of Charter

The Committee will review and reassess, with the assistance of management, the outside auditors and legal counsel, the adequacy of the Committee's charter at least annually. This process will include the recognition of evolving best practices.

Limitation of Committee's Role

While the Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. These are the responsibilities of management and the independent auditors.

Adopted by the Board of Directors
December 8, 2000
Revised & Adopted March 11, 2003
Revised & Adopted September 14, 2006

APPENDIX C

Corporate Governance Committee of the Board of Directors
Charter

Function and Composition

The Corporate Governance Committee (the "Committee") shall be appointed by the Board of Directors to consider and make recommendations to the Board of Directors concerning the Board's appropriate size and composition, its committee structure, its governance guidelines, and its meeting agendas.

The Committee shall consist of three or more directors, the majority of whom shall be independent of the management of the Company.

Responsibilities

The Committee shall be responsible for working with the Chairman & the CEO to develop, for Board approval:

- criteria for Board candidacy (requisite skills, attributes, experience);
- a roster of prospective candidates for Board membership;
- specific nominees for open positions on the Board;
- Board standards to be applied in making determinations as to the absence of material relationships between the Company and a director or candidate, in order for such director to meet the requirements of "independence;"
- director retirement policies;
- the kind, size and composition of Board committees, including recommended committee chairs;
- rotation of committee members and committee chairs;
- annual performance evaluations of the Board committees; and
- recommendations on the structure and focus of Board meetings, with special attention to issues of governance and leadership.

Structure and Operations

The Board shall determine the size of the Committee, subject to any requirements or limitations in the Company's Articles of Incorporation or Code of Regulations. The Board, with the recommendation of the Committee, shall designate one member of the Committee as Chair. The Committee shall meet at least two times per year at a time and place determined by the Committee Chair. Additional meetings in person or telephonically may occur with consent of the Committee members.

Reports

The Committee shall prepare a summary report of pertinent actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting by the Chair or designee for information or approving action when required.

The Committee shall conduct an annual evaluation of the Committee to compare its performance with the requirements of the Charter and will set forth agenda items for improvement of Committee performance for the coming year. The Committee shall also recommend to the Board any changes in this Charter deemed necessary or desirable.

Adopted by the Board of Directors
March 11, 2003
Amended – December 7, 2006

YOUR VOTE IS IMPORTANT.

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